FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 18, 2008

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FOURTH QUARTER AND FISCAL 2008 RESULTS

BEIJING, China, November 17, 2008—China Distance Education Holdings Limited (NYSE Arca: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the fourth quarter and fiscal year ended September 30, 2008. Such unaudited financial results are our estimates, and our audited full fiscal year results could differ materially from the estimates provided below. These results may, for example, become subject to adjustments based upon, among other things, completion of our full year reporting processes. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see the section entitled “Safe Harbor Statement” below in this press release.

Fiscal Fourth Quarter 2008 Business and Financial Highlights:

•	Total course enrollments in the fiscal fourth quarter of 2008 reached approximately 285,000, an increase of 212.7% from the fiscal fourth quarter of 2007.

•	Net revenues were US$7.7 million, an increase of 64.2% over the fiscal fourth quarter of 2007.

•	Gross profit was US$5.2 million, an increase of 43.9% over the fiscal fourth quarter of 2007.

•	Net income was US$2.7 million, a decrease of 18.2% as compared to the fiscal fourth quarter of 2007. Net income margin for the fiscal fourth quarter 2008 was 34.9%.

•

Non-GAAP net income excluding share-based compensation was US$3.6 million, an increase of 10.2% as compared to the fiscal fourth quarter 2007. Non-GAAP net income margin for the fiscal fourth quarter 2008 was 47.0% excluding the impact of share-based compensation.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.16 and US$0.16, respectively, compared to basic and diluted net income per ADS of US$0.12 and US$0.12, respectively, for the fiscal fourth quarter of 2007. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP net income per ADS excluding share based compensation charge and the nonrecurring charge for the accretion of Series A convertible contingently redeemable preferred shares (the “Series A Shares”) to redemption amount and accretion of beneficial conversion feature of Series A Shares were US$0.12 and US$0.12, compared to basic and diluted non-GAAP net income per ADS of US$0.12 and US$0.12, respectively, for the fiscal fourth quarter of 2007. All Series A Shares were converted into ordinary shares on July 29, 2008, immediately prior to the Company’s initial public listing on NYSE Arca.

•	Deferred revenue and refundable fees balance was US$8.6 million, a 93.6% increase from the September 30, 2007 balance of US$4.4 million.

Fiscal Year 2008 Business and Financial Highlights:

Compared to the fiscal year 2007 results,

•	Total course enrollments exceeded 743,000, representing a 47.4% increase.

•	Net revenues increased 48.4% to US$17.6 million.

•	Gross profit increased 35.7% to US$10.8 million.

•	Net income decreased 26.6% to US$4.0 million.

•	Non-GAAP net income excluding share-based compensation increased 0.5% to US$5.5 million.

•	Basic and diluted net loss per ADS were US$0.20 and US$0.20, respectively, compared to basic and diluted net income per ADS of US$0.16 and US$0.16, respectively, for fiscal year 2007.

•

Basic and diluted non-GAAP net income per ADS excluding share-based compensation and the nonrecurring charge for the accretion of Series A Shares to redemption amount and accretion of beneficial conversion feature of Series A Shares were US$0.20 and US$0.20, respectively, compared to basic and diluted non-GAAP net income per ADS of US$0.20 and US$0.20, respectively, for fiscal year 2007.

For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Zhengdong Zhu, Chairman and Chief Executive Officer of CDEL, commented, “In 2008, we achieved a number of significant milestones, including strong enrollment and revenue growth as well as a successful listing on the NYSE Arca, despite the negative impact from the Sichuan Earthquake and some disruptions caused by Beijing’s hosting of the Olympic Games. Especially in the fiscal fourth quarter of 2008, we saw accelerated top and bottom line growth post-Olympics. Our continued success derives from our established brand, diversified and extensive course offerings, and high quality teaching and support services. We will continue to leverage these strengths and our financial resources to further penetrate the growing market for professional education in China and maintain our leading position in online education in China.”

Mrs. Ping Wei, Chief Financial Officer of CDEL commented, “We delivered strong financial performance for the fourth quarter of our fiscal year 2008 as we continued to see strong demand for our education services across all of our product lines. We delivered these robust results despite having to defer the revenue recognition of approximately US$1.0 million of our elite class fees collected to fiscal year 2009, as well as having to defer an additional US$0.9 million of sales of books and reference materials on credit and we built a US$8.6 million deferred revenue and refundable course fee balance forward, which was 93% higher than that of last year. Looking ahead, we believe the economic slowdown in China presents a unique opportunity for CDEL to potentially further increase our course enrollments as competition for professional employment increases. We anticipate the strong growth trends contributing to our results will carry on well into fiscal year 2009 as we continue to execute on our growth plan.”

Fiscal Fourth Quarter 2008 Unaudited Financial Results

Net Revenues. Total net revenues for the fiscal fourth quarter of 2008 were US$7.7 million, representing a year-over-year increase of 64.2% from US$4.7 million in the fiscal fourth quarter of 2007.

The fiscal fourth quarter is typically a seasonally strong quarter as a significant portion of course participants take exams in September. Online education services net revenues for the fiscal fourth quarter of 2008 were US$5.5 million, an increase of 36.5% from the fiscal fourth quarter 2007. Such increase was negatively impacted by a delay in the revenue recognition for certain elite classes due to the rescheduling of entry level and intermediary level Accounting Professional Qualification Exams to later dates as a result of the Sichuan Earthquake. Such revenue for the 2007 test season was recognized in the fiscal fourth quarter of 2007 and will be recognized for the 2008 test season in the fiscal first quarter 2009. Excluding the impact of this unusual revenue recognition delay, our online education revenue would have grown by approximately 68% from the fiscal fourth quarter 2007. The increase in online education services net revenues was mainly due to strong course enrollment growth in various subject offerings such as accounting continuing education and healthcare.

The Company’s complementary businesses have also been gaining momentum with sales of books and reference materials growing to US$0.8 million for the fiscal fourth quarter of 2008, from US$0.1 million in the fiscal fourth quarter of 2007. Such increase was negatively impacted by a delay in the revenue recognition with respect to certain book sales due to extended credit terms granted to book distributors. As a result, revenues for about US$0.9 million of credit sales made by the end of this fiscal year will be further deferred into fiscal year 2009 when cash is collected. In addition, other revenues increased 164.6% year-over-year to US$1.4 million. This increase was primarily attributable to the in-person professional training delivered for major accounting firms.

Cost of Sales. Cost of sales for the fiscal fourth quarter 2008 was US$2.6 million, representing a 129.6% increase over the same period last year. Excluding share-based compensation (non-GAAP), cost of sales for the fiscal fourth quarter 2008 was US$2.2 million, a 92.6% increase over the same period last year. This rise in cost of services was primarily due to the increased number of personnel engaging primarily in course production, tutoring services, and increased headcount arising from the acquisition of Caikaowang. Lecturer fees also increased as we delivered more in-person trainings for the major international accounting firms. In addition, cost of books and reference materials also increased significantly as we sold more books during the year.

Gross Profit and Gross Margin. Gross profit for the fiscal fourth quarter 2008 was US$5.2 million, representing a 43.9% increase year-over-year. Excluding share-based compensation, non-GAAP gross profit was US$5.6 million, a 55.4% increase year-over-year. Gross margin for the fiscal fourth quarter 2008 was 66.8%, compared to 76.2% in the fiscal fourth quarter 2007. Excluding share-based compensation, the non-GAAP gross margin for the fiscal fourth quarter 2008 remains solid at 72.1%, as compared to 76.2% in the fiscal fourth quarter 2007. The slight decrease in gross margin was primarily driven by the lower margin books and reference material revenue and the in-person training revenue from the big-four accounting firms.

Operating expenses: Total operating expenses for the fiscal fourth quarter of 2008 were US$2.3 million, representing a year-over-year increase of 272.6% and a 17.8% increase from the fiscal third quarter 2008. Excluding share-based compensation (non-GAAP), operating expenses were US$1.7 million, an increase of 186.7% over the same period last year and a slight increase of 5.2% from the fiscal third quarter of 2008.

Selling expenses increased to US$0.75 million for the fiscal fourth quarter 2008, representing an increase of 246.8% year-over-year and a 15.2% decrease from the third quarter of 2008. Excluding share-based compensation (non-GAAP), selling expenses were US$0.65 million, a 201.9% increase from the same period last year and 20.4% decrease from the fiscal third quarter of 2008. This increase in selling expenses as compared to the same period last year was primarily a result of increased customer service headcount, increased advertising and promotional activities and increased commissions to our online agents. The decrease from the fiscal third quarter 2008 was due to fewer promotional activities.

General and administrative expenses were US$1.5 million in the fiscal fourth quarter 2008, representing a year-over-year increase of 286.8% and a 45.7% sequential increase. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$1.1 million, a 178.4% increase from the same period last year and 30.0% increase as compared to the fiscal third quarter of 2008. The year-over-year increase was primarily the result of increased headcount and infrastructure spending to execute our growth strategy and additional expenses associated with being a US public company.

Income Tax Expense. Income tax expense for the fiscal fourth quarter 2008 was US$0.3 million, compared with an income tax benefit of US$0.2 million in the fiscal fourth quarter 2007.

Net Income. Net income was US$2.7 million for the fiscal fourth quarter 2008, representing a decrease of 18.2% year-over-year. Excluding share-based compensation, non-GAAP net income for the fiscal fourth quarter 2008 was US$3.6 million, an increase of 10.2% as compared to the fiscal fourth quarter 2007. Net margin for the fiscal fourth quarter 2008 was 34.9%, as compared to 70.1% in the fiscal fourth quarter of 2007. Excluding share-based compensation, non-GAAP net margin for the fiscal fourth quarter 2008 was 47.0%, as compared to 70.1% in the fiscal fourth quarter of 2007.

Fiscal Year 2008 Unaudited Financial Results

Net Revenues. Total net revenues increased by 48.4 % to US$17.6 million for the fiscal year 2008, from US$11.8 million in 2007.

Online education services net revenues for the fiscal year 2008 increased by 30.7% to US$13.9 million from US$10.6 million in 2007. If not for the delayed revenue recognition for elite classes for certain rescheduled accounting exams caused by the Sichuan Earthquake, online education services revenue would have increased by approximately 40%.

Cost of Sales. Cost of sales increased by 74.0% to US$6.8 million for the fiscal year 2008, from US$3.9 million in 2007. Excluding share-based compensation (non-GAAP), cost of sales for the fiscal year 2008 was US$6.1 million, a 56.4% increase over last year.

Gross Profit and Gross Margin. Gross profit increased by 35.7% to US$10.8 million for the fiscal year 2008 from US$7.9 million in 2007. Excluding share-based compensation, non-GAAP gross profit was US$11.5 million, a 44.4% increase from the fiscal year 2007. Gross margin for the fiscal year 2008 was 61.3%, down from 67.0% in the fiscal year 2007. Excluding share-based compensation, non-GAAP gross margin for the fiscal year 2008 remained relatively stable at 65.2%, compared to 67.0% in the fiscal year 2007.

Operating Expenses. For the fiscal year 2008, total operating expenses increased by 117.4% to US$6.4 million from US$2.9 million.

For the fiscal year 2008, selling expenses increased by 90.5% to US$2.4 million compared to US$1.3 million in the fiscal year 2007. Excluding share-based compensation (non-GAAP), selling expenses were US$2.3 million, a 78.0% increase from the last year.

For the fiscal year 2008, general and administrative expenses increased by 138.5% to US$3.9 million compared to US$1.6 million in the fiscal year 2007. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$3.3 million, a 100.1% increase from the last year.

Income Tax Expense. For the fiscal year 2008, income tax expenses were US$0.5 million compared to an income tax benefit of US$0.3 million in the fiscal year 2007.

Net Income. Net income decreased by 26.6% to US$4.0 million for the fiscal year 2008. Excluding share-based compensation, non-GAAP net income increased by 0.5% to US$5.5 million for the fiscal year 2008. Net income margin for the fiscal year 2008 was 22.7%, down from 46.0% in the fiscal year 2007. Excluding share-based compensation, non-GAAP net income margin for the fiscal year 2008 was 31.2%, compared to 46.0% in the fiscal year 2007.

Operating Cash Flow Net operating cash flow for the fiscal fourth quarter 2008 and fiscal year 2008 was US$4.3 million and US$9.1 million, respectively, an increase of 124.5% and 30.2% over the same periods last year.

Cash and Cash Equivalents. Cash and cash equivalents as of September 30, 2008 grew to US$66.2 million from US$7.1 million as of September 30, 2007. This increase is mainly due to the US$9.1 million operating cash flow generated and the US$52.0 million net proceeds from our initial public offering on NYSE Arca.

Fiscal First Quarter 2009 Guidance— Due to the typical seasonality pattern, the fiscal first quarter is normally a weaker quarter. As such, CDEL expects to generate total net revenues in the range of US$3.8 million to US$4.2 million. This represents our current and preliminary view, which is subject to change. The Company’s results of operations for the fiscal fourth quarter 2008 are not necessarily indicative of the Company’s operating results for any future periods.

Changes to Board of Directors

On November 17, 2008, three existing directors of the Company, Mr. Ruirong Yang (class B), Mr. Jianming Shi (class A) and Mr. Yanping Chang (class A), each tendered their resignations at the Company’s board meeting. Mr. Chang resigned for personal reasons. Mr. Yang, an investment director of Orchid Asia Group Management Limited (“Orchid”), and Mr. Shi, a business development director at Morningside group (“Morningside”), resigned to better focus on their responsibilities within Orchid and Morningside, respectively. Both Orchid and Morningside are private equity investment funds that have been shareholders of the Company since March 2007.

In addition, the board has appointed Ms. Annabelle Yu Long as a class B director, effective immediately. Ms. Long will hold the office until the next general meeting of the shareholders at which Class B directors are up for re-election.

Ms. Annabelle Yu Long is the head of Bertelsmann’s development in Asia as the Managing Director of Bertelsmann Asia Investments (“BAI”), the strategic investment arm of Bertelsmann AG based in Beijing, China. BAI is an affiliate of Bertelsmann Asia Investment AG, a shareholder of the Company.

Prior to BAI, Ms. Long was a principal of Bertelsmann Digital Media Investments. She joined Bertelsmann in New York, worked at the corporate development team at Random House and studied new media strategy for Fremantle Media. Ms. Long has been involved in the Group’s growth strategy in Asia and contributed to the establishment of the China corporate center. Ms. Long started her career as a TV anchor and lately became producer for a variety of highly rated, award-winning television and radio programs in China. Ms. Long holds an MBA from the Stanford Graduate School of Business and a BSEE from the University of Electronic Science and Technology in China. There are no family relationships between Ms. Long and any of the directors or executive officers of the Company.

BAI is a wholly owned subsidiary of Bertelsmann AG. BAI seeks early-to-growth-stage investment opportunities focusing on sectors including media, education and business process out sourcing. With consolidated revenues of over €19 billion (U.S. $25 billion), Bertelsmann AG is an international media company encompassing television (RTL Group), book publishing (Random House), magazine publishing (Gruner + Jahr), music (BMG), media services (Arvato), and media clubs (Direct Group) in more than 60 countries.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Tuesday, November 18, 2008 to discuss its 2008 fiscal fourth quarter and full year financial results and recent business activity. The conference call may be accessed by calling +1 (877) 847 0047 (US), +852 3006 8101 (Hong Kong), (800) 876 5011 (China), or 0 800 559 3276 (UK). A telephone replay will be available shortly after the call until December 18, 2008 at + 1 (866) 572 7808 (US), +852 3012 8000 (Hong Kong), (800) 876 5013 (China) or 0 808 101 1302 (UK). Pass code 392897.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at http://www.cdeledu.com/versions/investor_en.html.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fiscal first quarter of the fiscal year 2009 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions taxation and foreign exchange.

Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A Shares to redemption amount and accretion of beneficial conversion feature of Series A Shares. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Ping Wei, CFO Tel: +86-10-8233-3101 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com	Media Contact: John Dudzinsky, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2007	September 30, 2008
	(audited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	7,106	66,223
Accounts receivable	141	715
Inventories	119	177
Prepayment and other current assets	209	1,469
Deferred tax assets, current portion	1,412	2,297
Deferred cost – current portion	—	448

Total current assets	8,987	71,329

Non-current assets:
Deferred cost – non current portion	215	—
Property, plant and equipment, net	4,828	7,089
Goodwill	4,119	5,278
Other intangible assets, net	870	1,390
Deposit for non-current assets (including related party amount of US$666 and US$ nil as of September 30, 2007 and 2008, respectively)	833	151
Deferred tax assets, non current portion	8	89
Other non-current assets	68	—

Total non-current assets	10,941	13,997

Total assets	19,928	85,326

Liabilities and shareholders’ equity:
Current liabilities:
Short-term bank borrowings	399	—
Long-term bank borrowings, current portion	47	—
Accrued expenses and other liabilities	965	3,015
Income tax payable	32	1,014
Deferred revenue, current portion	2,524	3,728
Refundable fees	1,907	4,688

Total current liabilities	5,874	12,445

Non-current liabilities:
Long-term bank borrowings, non-current portion	367	—
Deferred revenue, non-current portion	—	163

Total non-current liabilities	367	163

Total liabilities	6,241	12,608

Commitments and contingencies
Series A convertible contingently redeemable preferred shares (par value of US$0.0001 per share; Authorized - 20,000,000 shares at September 30, 2007 and 2008; Issued and outstanding - 12,996,000 and nil shares at September 30, 2007 and 2008, respectively; At September 30, 2008, aggregate liquidation preference and redemption amounts were US$ nil and US$ nil, respectively (2007 - US$8,000 and US$8,903, respectively )	903	—

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2007 and 2008, respectively; Authorized - 480,000,000 shares at September 30, 2007 and 2008; Issued and outstanding - 91,877,000 and 141,897,737 shares at September 30, 2007 and 2008, respectively)	9	14
Additional paid-in capital	12,606	76,779
Foreign currency translation	433	1,717
Cumulative deficits	(264)	(5,792)

Total shareholders’ equity	12,784	72,718

Total liabilities, preferred shares and shareholders’ equity	19,928	85,326

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2007	2008
Sales, net of business tax, value-added tax and related surcharges:
Online education services	4,035	5,509
Books and reference materials	136	797
Others	542	1,434

Total net revenues	4,713	7,740

Cost of sales
Cost of services	(994)	(2,156)
Cost of tangible goods sold	(126)	(415)

Total cost of sales	(1,120)	(2,571)

Gross profit	3,593	5,169

Operating expenses
Selling expenses	(216)	(749)
General and administrative expenses	(394)	(1,524)

Total operating expenses	(610)	(2,273)
Other operating income	131	2

Operating income	3,114	2,898
Interest income	28	141
Interest expense	(25)	(4)
Exchange loss	—	(12)

Income before income taxes	3,117	3,023
Income tax benefit (expense)	187	(320)

Net income	3,304	2,703
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(403)	(8,131)

Net income (loss) attributable to ordinary shareholders	2,901	(5,428)

Earnings (loss) per share
Basic	0.03	(0.04)
Diluted	0.03	(0.04)

Earnings (loss) per ADS
Basic	0.12	(0.16)
Diluted	0.12	(0.16)

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	91,877,000	125,586,627

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2007	2008
	(Audited)	(Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	10,637	13,900
Books and reference materials	484	1,616
Others	725	2,058

Total net revenues	11,846	17,574

Cost of sales
Cost of services	(3,553)	(5,981)
Cost of tangible goods sold	(354)	(818)

Total cost of sales	(3,907)	(6,799)

Gross profit	7,939	10,775

Operating expenses
Selling expenses	(1,285)	(2,448)
General and administrative expenses	(1,638)	(3,906)

Total operating expenses	(2,923)	(6,354)
Other operating income	131	209
Other expense	—	(144)

Operating income	5,147	4,486

Interest income	53	209
Interest expense	(58)	(33)
Exchange loss	—	(75)
Equity in loss of an affiliated company	—	(64)

Income before income taxes	5,142	4,523
Income tax benefit (expense)	307	(526)

Net income	5,449	3,997
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(903)	(9,332)

Net income (loss) attributable to ordinary shareholders	4,546	(5,335)

Earnings (loss) per share
Basic	0.04	(0.05)
Diluted	0.04	(0.05)

Earnings (loss) per ADS
Basic	0.16	(0.20)
Diluted	0.16	(0.20)

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	95,415,512	100,373,673

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2007	2008
	(Unaudited)	(Unaudited)
Cost of sales	1,120	2,571
Share-based compensation expense in cost of sales	—	414
Non-GAAP cost of sales	1,120	2,157

Selling expenses	216	749
Share-based compensation expense in selling expenses	—	97
Non-GAAP selling expenses	216	652

General and administrative expenses	394	1,524
Share-based compensation expense in general and administrative expenses	—	427
Non-GAAP general and administrative expenses	394	1,097

Gross profit	3,593	5,169
Share-based compensation expenses	—	414
Non-GAAP gross profit	3,593	5,583

Gross profit margin	76.2%	66.8%
Non-GAAP gross profit margin	76.2%	72.1%

Operating income	3,114	2,898
Share-based compensation expenses	—	938
Non-GAAP operating income	3,114	3,836

Operating margin	66.1%	37.4%
Non-GAAP operating margin	66.1%	49.6%

Net income	3,304	2,703
Share-based compensation expense	—	938
Non-GAAP net income	3,304	3,641

Net income margin	70.1%	34.9%
Non-GAAP net income margin	70.1%	47.0%

Earnings (loss) per share—basic	0.03	(0.04)
Earnings (loss) per share—diluted	0.03	(0.04)
Non-GAAP earnings (loss) per share—basic	0.03	0.03
Non-GAAP earnings (loss) per share—diluted	0.03	0.03

Earnings (loss) per ADS—basic (note 1)	0.12	(0.16)
Earnings (loss) per ADS—diluted (note 1)	0.12	(0.16)
Non-GAAP earnings (loss) per ADS—basic (note 1)	0.12	0.12
Non-GAAP earnings (loss) per ADS—diluted (note 1)	0.12	0.12

Weighted average shares used in calculating basic earnings per share	91,877,000	125,586,627
Weighted average shares used in calculating diluted earnings per share	91,877,000	125,586,627
Weighted average shares used in calculating basic non-GAAP earnings per share	91,877,000	125,586,627
Weighted average shares used in calculating diluted non-GAAP earnings per share	104,894,157	130,578,988

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2007	2008
	(Audited)	(Unaudited)
Cost of sales	3,907	6,799
Share-based compensation expense in cost of sales	—	689
Non-GAAP cost of sales	3,907	6,110

Selling expenses	1,285	2,448
Share-based compensation expense in selling expenses	—	161
Non-GAAP selling expenses	1,285	2,287

General and administrative expenses	1,638	3,906
Share-based compensation expense in general and administrative expenses	—	629
Non-GAAP general and administrative expenses	1,638	3,277

Gross profit	7,939	10,775
Share-based compensation expenses	—	689
Non-GAAP gross profit	7,939	11,464

Gross profit margin	67.0%	61.3%
Non-GAAP gross profit margin	67.0%	65.2%

Operating income	5,147	4,486
Share-based compensation expenses	—	1,479
Non-GAAP operating income	5,147	5,965

Operating margin	43.4%	25.5%
Non-GAAP operating margin	43.4%	33.9%

Net income	5,449	3,997
Share-based compensation expense	—	1,479
Non-GAAP net income	5,449	5,476

Net income margin	46.0%	22.7%
Non-GAAP net income margin	46.0%	31.2%

Earnings (loss) per share—basic	0.04	(0.05)
Earnings (loss) per share—diluted	0.04	(0.05)
Non-GAAP earnings(loss) per share—basic	0.05	0.05
Non-GAAP earnings (loss) per share—diluted	0.05	0.05

Earnings (loss) per ADS—basic (note 1)	0.16	(0.20)
Earnings (loss) per ADS—diluted (note 1)	0.16	(0.20)
Non-GAAP earnings (loss) per ADS—basic (note 1)	0.20	0.20
Non-GAAP earnings (loss) per ADS—diluted (note 1)	0.20	0.20

Weighted average shares used in calculating basic earnings per share	95,415,512	100,373,673
Weighted average shares used in calculating diluted earnings per share	95,415,512	100,373,673
Weighted average shares used in calculating basic non-GAAP earnings per share	95,415,512	100,373,673
Weighted average shares used in calculating diluted non-GAAP earnings per share	102,750,241	112,832,970

Note 1: Each ADS represents four ordinary shares